

June 16, 2010

Mr. Dwight O. Seegmiller
President and Chief Executive Officer
Hills Bancorporation
131 Main Street
Hills, Iowa 52235

Re: Hills Bancorporation
Form 10-K for the year ended December 31, 2009, filed March 10, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 7, 2010
Schedule 14A, filed March 19, 2010
<u>**File No. 000-12668**</u>

Dear Mr. Seegmiller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

<u>Business, page 3</u>
<u>General, page 3</u>

1.   Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

- revise the third paragraph to disclose, as required by Item 101(c)(1)(i), that over 83 percent of your loans are for real estate with most of the real estate loans to entities that own multi-family and one to four family residential properties and ten percent are commercial and financial and explain the characteristics (including the types of properties, types of borrowers, collateral, and interest terms) of each of the ten types of loans for which you provide financial data;
- revise the fourth paragraph to disclose that the collateral is generally the property being financed by you, the sources of expected payment is usually the income from the property being financed by you and disclose the extent which you require any other guarantees or collateral;
- revise the fourth paragraph to discuss the extent o which you verify information provided by the borrower (such as income) and disclose the amount and percentage of your loan portfolio that are subprime or alt A loans;
- revise the fourth paragraph to describe your policy on modifying, restructuring or otherwise changing the terms, including extending the maturity date, of your loans and your policy on making additional loans to borrowers who are not current in their payments; and
- revise the fifth paragraph to address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, and increases in the number and changes in the terms of loan modifications and restructurings as required by Item 101(c)(1).

Consolidated Statistical Information, page 13

Nonaccrual, Past Due, Restructured and Non-Performing Loans, page 18

2. Please tell us and in future filings revise this section to disclose the total amount of nonperforming assets, including foreclosed assets, as of December 31, 2009 and the reasons for any significant losses on sales of other real estate owned as compared to prior years. Refer to the following disclosure:
   - The "Fair Value of financial instruments" section of Note 1 on page 72 shows the Company had nonrecurring foreclosed assets of $1.4 million as of December 31, 2009 and related losses of $608,000.
   - The $1.05 million net loss on sale of other real estate owned and other repossessed assets in the consolidated income statement for 2009 as compared to $96,000 for 2008. Reconcile the $1.05 million net loss in the income statement to the $608,000 loss disclosed in Note 1.

3. We refer to the first paragraph on page 20 and to related disclosure in Note 3 on page 80 that states $15.4 million of loans related to the June 2008 floods in the

Bank's area are included in non-performing loans.   Considering these loans are 20% of total nonperforming loans as of December 31, 2009, please tell us and revise this section in future filings to include the following disclosure"

- Discuss the types and dollar amount of these loans and the nature of the related collateral.
- State when these loans were initially recorded as nonperforming, if they are currently classified as nonaccrual or restructured.
- Discuss any partial or complete charge-offs and the current payment status of any remaining loan receivable balances.
- Discuss how these nonperforming loans were considered in the determination of the provision and the allocation of the allowance for loan losses for 2009 and 2008

4. We refer to the restructured loans total of $15.14 million as of December 31, 2009 on page 18, equal to an increase of $10.66 million or 237% as compared to $4.48 million in 2008. Please tell us and revise the discussion of the restructured loans on page 21 to provide the following information regarding loans whose repayment terms have been modified.

- Discuss the types of loan modifications made to these restructured loans and the terms of the restructuring.   State if the restructured loans are currently paying in accordance with the modified contractual terms.
- Disclose if any of the loan modifications result in the recording of a troubled debt restructuring ("TDR") under FASB ASC 310-40, "Troubled Debt Restructurings by Creditors".
- Separately disclose the total amount of TDRs that are accruing interest and those TDRs that are included as part of nonaccrual loans. Refer to Item III.C.1.(c) of Industry Guide 3.
- Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees.   If so, revise this section to discuss the following:
  - The types of repayment extensions being made including the duration of the extension period.
  - The loan terms that have been adjusted from the original terms.
  - Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.

5. We refer to the first paragraph on page 21 that describes a customer relationship of seven loans totaling $2.8 million which require interest only payments at market rates. Please revise this section in future filings to provide the following disclosure:

- Describe in greater detail the terms of the loan to include the period for which the Company will receive interest only payments and when the terms require the lender to pay principal and interest on the loans.

- State the business reasons for providing an additional $286,000 in 2009 after the loans were restructured.   Clarify if the additional loan was used to facilitate the interest only payments and your basis for considering that this loan was not impaired as of December 31, 2009.

6. We refer to the second paragraph on page 21 regarding two customer relationships totaling $4.5 million during 2008 in which after the restructuring the Company loaned $3.19 million in 2009. Please tell us and in future filings provide the following information regarding the new loans made after the restructuring:
    - State the business purpose and contractual conditions of the new loans including any conditions which preclude these loans being used to pay off the previously restructured loans.
    - Disclose the current payment status of both the restructured loans and the new loans issued after the loan restructuring.

Allocation of the Allowance for Loan Losses, page 23

7. We refer to the first paragraph on page 23 that states the Company reviews a substantial portion of the loans to assess whether they are impaired and, if necessary, provides a specific allowance if appropriate. Please tell us and in future filings provide the following information:
    - Reconcile the statement that you provide a specific allowance on impaired loans with the disclosure in Note 3, "Loans" on page 80 that shows you provide a specific allowance for credit losses on non-performing loans.
    - Clarify the relationship between non-performing and impaired loans considering the definition of impaired loans in paragraphs 16 and 17 of FASB ASC 310-10-35, "Assessing Whether a Loan is Impaired".

Risk Factors, page 43

8. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky."   Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:
    - the second risk factor, which is on page 28, regarding the risks of ineffective risk management;
    - the fourth risk factor, which is on page 29, regarding the risks of failure in operational systems or infrastructure;

- the fifth risk factor, which is on page 29, regarding the risks of a natural disaster;
- the eighth risk factor, which is on page 30, regarding the risks of substantial regulation;
- the tenth risk factor, which is on page 31, regarding the risks of rapid changes in technology;
- the eleventh risk factor, which is on page 31, regarding the risks of being unable to hire and retain qualified employees;
- the thirteenth risk factor, which is on page 32, regarding the risks of a natural disaster;
- the fourteenth risk factor, which is on page 32, regarding the risks of changes in accounting standards;
- the fifteenth risk factor, which is on page 32, regarding the risks of environmental liability;
- the twentieth risk factor, which is on page 34, regarding the risks of governmental response to recent market disruptions; and
- the twenty first risk factor, which is on page 35, regarding the risks of a negative public opinion.

9. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:
    - Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
    - sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
    - sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

    For instance, revise the third risk factor, which is on page 28, to disclose the extent to which the credit quality of your loans has recently deteriorated and the extent to which your profitability and liquidity has been adversely affected.

    For instance, revise the twelfth risk factor, which is on page 31, to disclose the risks from your decision to increase allowance for loan losses by only five percent from 2008 to 2009 despite the fact that nonperforming loans increased by forty four percent from 2008 to 2009 and your decision to decrease the ratio of your allowance for loan losses to nonperforming loans from fifty three percent in 2008 to thirty eight percent in 2009.

    For instance, revise the seventeenth risk factor, which is on page 32, to disclose the percentage of your loans that are real estate, the risks from the lack of geographical diversification in location of the underlying properties and the risks from the percentage of your borrowers that are entities whose only, or prime, source of revenue is the property for which you have lent money for them to purchase or improve. Explain the risk that if the property fails to generate enough income to pay you the monthly payments for the principal and interest on the loan, the borrowers must default and your only remedy is to seize the property which may be worth less than the amount of the loan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

10. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:

- revise the first paragraph on page 45 to analyze the causes and effects of trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;
- revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in the number, size and types of new loans that you are originating and, separately, that you are purchasing from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans;
- revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits in your market area;
- revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in home price index, residential real estate sales and single family and multifamily building permits in your market area;
- revise the third paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in the unemployment rate in your market area (disclosing the actual rate) and in median household income in your market area;
- revise the fourth paragraph on page 45 to analyze the causes and effects of trends over the past three years and the current fiscal year in

> the amount of deposits and the amount and percent of your deposits that are brokered deposits; and
>
> - revise the section entitled "Provision of Loan Losses", on pages 49-50, to analyze the causes and effects of trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "troubled debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans).

Provision for Loan Losses, page 49

11. We note your provision for loan losses was $11.95 million in 2009 which provided adequate coverage for net charge-offs of $10.45 million recorded during that period. We also note the description of the general factors you considered in determining the level of the provision to adjust the allowance for loan losses. Please tell us and in future filings expand this section to discuss how you considered the following specific factors in determining the allowance for loan losses:

    - Restructured loans were $15.1 million in 2009 as compared to $4.5 million in 2008, an increase of $10.6 million or 236%.
    - Nonperforming loans were $75.3 million in 2009 as compared to $52.2 million in 2008, an increase of $23.1 million or 44%.
    - The allowance for loan losses coverage decreased to 38.74% in 2009 as compared to 53% in 2008.
    - Discuss how you considered and determined the extent to which impaired and restructured loans were adequately collateralized.

12. We refer to the last paragraph on page 49 that states the $1.5 million increase in the allowance for loan losses in 2009 was due to the net effect of the following:

    - An $840,000 decrease due to volume decreases in pass rated loans of $25.7 million in 2009.
    - A $2.34 million offsetting increase allocated to the allowance due to deterioration in credit quality.

    Please tell us and discuss in future filings the following information regarding how the allowance for loan losses was determined in 2009:

    - Expand the disclosure to discuss the methodology the Company used to determine and assign a pass rate that was used to quantify the effect of the volume decrease in pass rated loans in 2009. We note the disclosure on page 24 of the "Business" section regarding the effects of watch loan and

substandard loan balances does not discuss how pass rates were
determined for the various loan types in your loan portfolio.

- What specific quantitative and qualitative changes in the credit risk
  characteristics of your loan portfolio, including increased nonaccrual,
  nonperforming and restructured loans and changes in your local economy
  were considered in your determination of the increased allowance for
  2009. We also refer to your disclosure on page 24 of the "Business"
  section regarding increased watch loans and substandard loans in 2009.

Financial Statements

Note 1, Nature of Activities and Significant Accounting Policies, page 70

Investment Securities, page 18

13. Please revise the statement that held-to-maturity securities consisted solely of debt
    securities to the last sentence of the footnote that states the Company had no
    trading or held to maturity securities as of December 31, 2009 and 2008.

14. We refer to the statement on page 69 that unrealized losses judged to be other-
    than-temporary impairments are charged to operations for both securities
    available for sale and securities held to maturity and unrealized holding gains and
    losses are reported as a separate component of stockholder's equity. We also
    refer to Note 3, "Investment Securities" on page 77 that states no unrealized loss
    was recognized in income because management has the intent and ability to hold
    the securities until a recover of fair value. Please tell us and revise future filings
    to disclose the effects of adopting the following accounting guidance effective on
    June 15, 2009 related to the recognition of other-than-temporary impairments on
    investments:
    - The transition guidance in FASB ASC 320-10-65-1 ("Transition Related
      to adopting FSP FAS 115-2 and FAS 124-2").
    - The related transition guidance in paragraphs 34C and 34D of FASB ASC
      320-10-35, "Investments Debt and Equity Securities", effective June 15,
      2009, which states the new criteria for determining other than temporary
      impairments considering:
    - If an entity does not intend to sell the security and it is not more likely
      than not that it will not be required to sell the security before the recovery
      of its amortized cost basis.
    - The presentation of the other-than-temporary impairment into the amount
      of the credit loss which is recognized in earnings and the amount related to
      other factors which is recognized in other comprehensive income.

Fair Value of Financial Instruments, page 72

15. We refer to the statement on page 74 that valuation methodologies have not changed during the year ended December 31, 2009. Please tell us and in future filings discuss the following changes in valuation methodologies required by the adoption of the following accounting guidance:
    - The adoption in June 2009 of the amendment to FASB ASC Topic 820, "Fair Value Measurements and Disclosure", required to be adopted in June 2009, for determining fair value when the volume and level of activity for the asset has significantly decreased and for identifying transactions that are not orderly.
    - The adoption in June 2009 of FASB ASC 320-10-65-1, formerly FSP FAS 115-2 and FAS 124-2, with respect to determining other-than-temporary impairments to debt financial instruments.
    - Refer to the "Impact of Recently Issued Accounting Standards" on page 54 of Management's Discussion and Analysis of Financial Condition and Results of Operations.
    - Discuss any adjustments or validation of fair value determinations you perform with respect to independent pricing services and models used for investment securities.

16. We refer to the table of "Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis" on page 75. Please reconcile the $9.91 million of loans measured at fair value using Level 2 inputs to non-performing loans totaling $69.55 million and nonaccrual loans totaling $5.36 million in Note 3, "Loans" on page 80.

Note 3, Loans, page 78

17. We refer to the total nonperforming loans of $75.27 million and $52.19 million as of December 31, 2009 and 2008. Please tell us and in future filings provide the following information:
    - Describe the nature of the $47.8 million or 64% difference between total nonperforming loans of $75.27 million as of December 31, 2009 and the $27.5 million sum of nonaccrual, past due and restructured loans for that period.
    - Provide a similar reconciliation for the $40.2 million or 77% difference between total nonperforming loans of $52.2 million as of December 31, 2008 and the $12 million sum of nonaccrual, past due and restructured loans for 2008.
    - Revise the table of non-accrual, past due, restructured and non-performing loans for the five year period ended December 31, 2009 in the Business section on page 18 to provide a reconciliation for each period between the

total nonperforming loans and the sum of the nonaccrual, past due and restructured loans for each period.

18. We refer to the second paragraph on page 80 that states nonperforming loans also include loans considered impaired for the Company expects to be unable to collect in full according to the contractual terms of the original loan agreement. Please tell us and in future filings provide the following information:

- State the total amount of impaired loans as defined in paragraphs 16 and 17 of FASB ASC 310-10-35, "Assessing Whether a Loan is Impaired" and reconcile this amount with the total nonaccrual loans of $5.72 million and nonperforming loans of $69.55 million as of December 31, 2009 as stated on page 80.
- Provide the disclosures for impaired loans required by paragraph 15 of FASB ASC 310-10-50, "Impaired Loans" taking into consideration the scope of disclosure requirements for impaired loans described in paragraph 20 of that ASC section.

19. We refer to the restructured loans on page 80 totaling $15.14 million and $4.45 million as of December 31, 2009 and 2008. Please tell us and in future filings provide the full footnote disclosure required by FASB ASC 310-40-50, "Creditor Disclosure of Troubled Debt Restructurings", including any commitments to lend additional funds and the reasons why the restructured loans which are TDRs have not been classified as impaired.

20. We refer to the last sentence in the second paragraph on page 80, and page 20 of the "Business, Financial Position" section which state that most of the non-performing loans are secured by real estate and are believed to be adequately collateralized. In light of the fact that non-performing loans were $75.27 million in 2009, an increase of $23.10 million or 44% as compared to $52.19 million in 2008, and that the majority of these loans are collateral dependent, please tell us and in future filings revise the Business section or Management's Discussion and Analysis to include the following information:

- Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:
  o State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.
  o Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.
  o Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the

> collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.
>
> - With respect to collateral dependent loans, describe the nature of current information available that is used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral prior to their formal review.   Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.
> - Describe specific situations, if any, in which the Company has determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.
>   - In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide a comprehensive discussion of the   process and procedures you have in place for estimating the fair value of the collateral for these loans.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Position, page 19

21. Please tell us and in future filings revise this section to reconcile the $50.04 million or 59% difference between total nonperforming loans of $84.67 million and the $34.63 million sum of nonaccrual, past due and restructured loans as of March 31, 2010.

22. We refer to the first paragraph on page 23 regarding a customer relationship in which the Company restructured five loans totaling $9 million into two notes at a below market interest rate.   Please tell us and in future filings provide the following disclosure:
   - Disclose the business purpose for restructuring the original debt into two separate notes and how loan impairment is measured based on the contractual terms of the original loan agreement. Refer to paragraph 5 of FASB ASC Topic 310-40-50, "Loan Restructured into Two (or More) Loan Agreements".
   - Disclose the impact of the restructured note into multiple loans structures on the quality of the loans portfolio as it related to impaired loan disclosures. Refer to FASB ASC 310-40-S99, SEC Materials, SEC

Observer Comment: "Applicability of the Disclosures Required by Topic 310 when a Loan is Restructured into Two (or More) Loans".

- Disclose the total dollar amount of all loans that were restructured using this type of workout strategy and include the following information:
  o Discuss the benefits to the Company for using this strategy including the impact on interest income and credit classification.
  o Disclose the terms of the new loans, including how Notes A and B differ, whether Note A is underwritten in accordance with your customary standards.
  o Discuss the basis for issuing the loans at a below market interest rate and how you account for the difference between the interest rate on the loan and the market rate.
  o Clarify if Note B is immediately charged-off upon restructuring. If not, discuss whether you combine the restructured notes in your evaluation as to whether the notes should be returned to accrual status.
  o Confirm that Note A is classified as a TDR and explain your accounting policies for removing these loans from TDR classification.
  o Discuss your policies for returning Note A to accrual status, including how you consider the borrowers' payment performance prior to the restructuring.

23. Please tell us and in future filings revise the section on non-performing loan information to disclose the total amount of nonperforming assets, including foreclosed assets, as of March 31, 2010 and the reasons for any significant losses on sales of other real estate owned as compared to prior years. Refer to the following disclosure:

- Note 4, "Fair Value Measurements" on page 14 shows the Company had nonrecurring foreclosed assets of $1.3 million as of March 31, 2010 and related losses of $144,000.
- The Consolidated Statement of Income on page 4 shows the Company recorded $141,000 and $464,000 of net loss on sale of other real estate owned and other repossessed assets during the first quarters of 2010 and 2009, respectively.

Financial Statements

Note 4, Fair Value Measurements, page 11

24. We refer to the table of "Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis" on page 14. Please reconcile the $5.88 million of loans measured at fair value using Level 2 inputs to non-performing loans totaling $84.67 million and nonaccrual loans totaling $7.05 million in the section on non-performing loan information on page 21 of the "Financial Position" section of

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Schedule 14A

Information Concerning Nominees for Election as Directors, page 2

25. Please provide to us and undertake to include in your future filings, revision to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:
    - discuss "the specific experience, qualifications, attributes or skills" of each nominee that led you to conclude that the person should serve as a director in light of your business and structure, as required by Item 401(e)(1);
    - provide information relating to the "level of his or her professional competence" including the size (in terms of employees and assets) of the respective operation supervised by each nominee as required by Item 401(e)(1);
    - disclose any directorships held by each nominee as required by Item 401(e)(2); and
    - identify the person or entity that recommended to the Board each nominee, as required by Item 407(c)(2)(vii).

Corporate Governance and the Boards of Directors, page 5

26. Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Item 407 of Regulation S-K including, but not limited to, the following:
    - revise the first paragraph to comply with Item 407(c)(2) which requires that you provide information regarding the process by which you nominate persons to serve as director (taking note of Instruction to Item 407(c)(2));
    - revise the fifth paragraph to comply with Item 407(d)(1) and Instruction 2 which requires disclosure regarding the availability of the charter for the Audit Committee; and
    - provide the disclosure regarding leadership structure and risk oversight, as required by Item 407(h).

Compensation Discussion and Analysis, page 10

27. Please provide to us and undertake to include in your future filings, revision of the

introduction to comply with the requirements of the last sentence of Instruction 4 to Item 402(b) regarding "internally-established goals" to which you refer in the third paragraph.

Loans to and Certain Other Transactions with Executive Officers and Directors, page 19

28. Please tell us whether the aggregate value of any transaction or series of transactions with any related person during the 2009 fiscal year exceeded $120,000 pursuant to Item 404(a) of Regulation S-K. Please provide to us and undertake to include in your future filings, the disclosure required by Item 404(b) regarding your policies and procedures for the review, approval and ratification of transactions with related persons.

Board Nominating Process, page 23

29. Please provide to us and undertake to include in your future filings, revision of the including, but not limited to, the following:
    - revise the third full paragraph on page 24 to describe the material elements of your policy regarding consideration of candidates recommended by security holders or a statement that you do not have a such a policy consistent with Item 407(c)(ii) and (iii);
    - revise the first full paragraph on page 24 to replace your description that you "utilize a variety of methods for identifying and evaluating candidates" to describe the process you utilize for identifying and evaluating nominees, as required by Item 407(c)(vi); and
    - disclose whether and, if so, how the board considers diversity, as required by Item 407(c)(vi).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin A. Adames at 202-551-3447 or John P. Nolan, Senior Assistant Chief Accountant, at 202-551-8415 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney